UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

August 5, 2008
(correcting order dated September 11, 2007)

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SunPower Corporation
File No. 0-51593 - CF#19974

SunPower Corporation submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 2, 2007.

Based on representations by SunPower Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.61	through October 1, 2012
Exhibit 10.62	through October 1, 2012
Exhibit 10.63	through December 31, 2008

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel